SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ANNUAL GENERAL MEETING OF RYANAIR HOLDINGS PLC HELD ON 20th SEPTEMBER 2013

RESULTS

Each of the Resolutions put to the Annual General Meeting on 20th September 2013 was decided on a show of hands. All Resolutions were carried. Results of proxy votes are set out in the following table. Details of the Resolutions are contained in the Notice of Meeting, which is available on this website.

	Votes For		Votes Against		Total Votes*	Votes Withheld*	Total (Inc. Withheld)
	Number	Percentage%	Number	Percentage%		Number	Number
Resolution 1	864,831,650	86.83%	131,127,950	13.17%	995,959,600	19,083,483	1,015,043,083
Resolution 2A	1,009,495,498	99.77%	2,354,290	0.23%	1,011,849,788	3,193,295	1,015,043,083
Resolution 2B	1,013,188,381	99.82%	1,853,394	0.18%	1,015,041,775	1,308	1,015,043,083
Resolution 2C	1,013,200,677	99.82%	1,841,098	0.18%	1,015,041,775	1,308	1,015,043,083
Resolution 2D	1,013,201,177	99.82%	1,840,598	0.18%	1,015,041,775	1,308	1,015,043,083
Resolution 2E	1,013,203,677	99.82%	1,839,098	0.18%	1,015,042,775	1,308	1,015,044,083
Resolution 3	997,151,201	99.61%	3,934,888	0.39%	1,001,086,089	13,956,994	1,015,043,083
Resolution 4	992,425,318	99.75%	2,456,309	0.25%	994,881,627	20,161,456	1,015,043,083
Resolution 5	1,012,478,256	99.75%	2,555,494	0.25%	1,015,033,750	9,333	1,015,043,083
Resolution 6	1,013,733,913	99.87%	1,303,555	0.13%	1,015,037,468	5,615	1,015,043,083
Resolution 7	669,111,139	66.49%	337,155,589	33.51%	1,006,266,728	8,776,355	1,015,043,083

* As "Votes Withheld" are not votes in law, they are not taken into account in the calculation of the proportion of the votes For and Against or in the Total Votes shown.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 September, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary